eXHIBIT 4.4

MANAGEMENT SERVICES AGREEMENT

THIS AGREEMENT is effective this 1st day of March, 2020.

BETWEEN:

NEW FOUND GOLD CORP., a company incorporated under the laws of Ontario and having its address at 69 Yonge Street, Suite 1010, Toronto, Ontario, M5E 1K3

(the “Company”)

OF THE FIRST PART

AND:

FLOTSAM COVE HOLDINGS LTD., a company incorporated under the laws of British Columbia and having its office at 3023 Beach Drive, Victoria, British Columbia, V8R 6L3

(“Flotsam”)

OF THE SECOND PART

WHEREAS: The Company and its subsidiaries carry on the business of mineral exploration and development in Canada and elsewhere and the Company wishes to retain Flotsam as an independent contractor to provide certain management and administrative consulting services to the Company on the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements contained herein the parties hereto covenant and agree as follows:

1.	ENGAGEMENT

1.1Engagement of Flotsam. The Company hereby retains and engages Flotsam and Flotsam hereby accepts such retainer and engagement to perform the services described in Section 2 hereof on the terms and conditions hereinafter set forth (the “Engagement”).

1.2 Period of Engagement. The period of Flotsam’s Engagement under this Agreement (the “Period of Engagement”) shall commence on the date hereof and shall continue until otherwise terminated as set forth herein.

2.	SERVICES

2.1 Services. During the Period of Engagement, Flotsam will provide certain management consulting services to the Company and its subsidiaries (collectively referred to as the “Company”) as may be requested by and at the direction of the Board of Directors of the Company (the “Board”) from time to time and as are reasonably within the expertise and experience of Flotsam and its designated personnel including:

(a)	guidance, advice and services with respect to strategic planning, future growth, projects and business activities;

(b)	guidance and advice in relation to the day to day operation and business of the Company;

(c)	guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations;

(d)	guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company;

(e)	guidance and advice in connection with communications with the shareholders of the Company and responding to shareholder inquiries;

(f)	other mutually agreed services.

2.2 Performance of Engagement. The Engagement to be performed by Flotsam will be performed only by Craig Roberts (the “Designated Representative”), who will be granted the executive title of Chief Executive Officer to facilitate the fulfilment of the Engagement hereunder.

2.3 Contractual Right of Absence The Company acknowledges that the Designated Representative has a contractual right with Flotsam to an absence of four weeks per calendar year without any reduction of the Basic Fee.

3.	FEES

3.1 Base Fee. During the Period of Engagement, the Company shall pay Flotsam a total base fee (the “Base Fee”) at the rate of C$25,000 per month payable monthly on the first day of every month and Flotsam shall provide the Company with an invoice for the Base Fee on a timely basis. The amount of Flotsam’s Base Fee shall be subject to annual review by the Board. While the Company guarantees the total amount of Flotsam’s Base Fee, such payment may be satisfied in whole or in part by payments from the Company’s subsidiaries.

3.2 Signing Bonus. The Company will pay Flotsam a one-time signing bonus (the “Signing Bonus”) of C$250,000 plus GST payable by March 30, 2020.

3.3 Incentive Fee. In addition to the Base Fee and Signing Bonus provided for in Section 3.1 and 3.2 hereof, Flotsam shall be eligible for an incentive fee (the “Incentive Fee”). The amount to be awarded is subject to the discretion of the Board. Such Incentive Fee may be satisfied in whole or in part by payments from the Company’s subsidiaries and may be payable in shares of the Company at the option of the Flotsam.

3.4 Stock Options. The Company shall, within five business days of the successful closing of the proposed transaction whereby the Company shall issue to Novo Resources Corp. 15,000,000 shares of the Company (the “Novo Transaction”), grant to the Designated Representative incentive stock options, which shall be not less than the option to acquire 1,000,000 common shares of the Company (the “Initial Stock Option Grant”) on the terms and conditions of the Company’s Stock Option Plan. The Company shall, as soon as at least 900,000 additional options are available in the Company’s Stock Option Plan excluding options in excess of 1,000,000 available as a result of issuances of the Company’s shares in closing of the Novo Transaction, grant to the Designated Representative an option to acquire an additional 900,000 common shares of the Company (the “Subsequent Stock Option Grant”) on the terms and conditions of the Company’s Stock Option Plan. In addition, within five business days of the execution of this Agreement, the Designated Representative will exercise the 800,000 options exercisable at C$0.50 that the Designated Representative currently holds in the Company’s Stock Option Plan, and the Company shall, within 5 business days of this exercise of options by the Designated Representative, grant to the Designated Representative incentive stock options to acquire an additional 800,000 common shares of the Company on the terms and conditions of the Company’s Stock Option Plan. The terms of all such options shall be subject to any necessary approval of the stock exchange on which the securities of the Company are listed for trading.

4.	BENEFITS

4.1 Right to Participate. During the Period of Engagement the Company will offer to the Designated Representative and his partner and dependent children the right to participate in all benefit programs maintained by the Company that are available to its senior executives, including medical and dental benefits, subject to the terms and conditions of the applicable benefit policy or plan.

5.	EXPENSES

5.1 Reimbursement of Expenses. The Company will pay or reimburse Flotsam for such reasonable travel, entertainment or other business expenses as may be incurred by Flotsam or the Designated Representative on behalf of the Company during the Period of Engagement in connection with the performance of its duties hereunder, but only to the extent that such expenses were either specifically authorized by the Company or incurred in accordance with policies established by the Board and provided that Flotsam shall furnish the Company with such evidence relating to such expenses as the Company may reasonably require to substantiate such expenses.

6.	TERMINATION OF ENGAGEMENT

6.1 Circumstances of Termination. Notwithstanding the terms set forth in Section 1. hereof, the Engagement may be terminated under any of the following circumstances:

(a)	Change of Designated Employee. At the option of the Company in the event that the Designated Representative changes from Craig Roberts or he is unable to perform the services as a result of death or permanent disability;

(b)	Fundamental Breach. At the option of the Company upon the occurrence of any action set forth below (“Fundamental Breach”). Fundamental Breach shall mean:

(i)	Flotsam or the Designated Representative’s conviction for, or guilty plea to, any criminal offence. An “offence” means:

•	a summary conviction or indictable offence under the Criminal Code (Canada); or

•	a quasi-criminal offence (for example under the Income Tax Act (Canada), the Immigration Act (Canada) or the tax, immigration, drugs, firearms, money laundering or securities legislation of any jurisdiction including The Proceeds of Crime (Money Laundering) and Terrorist Financing Act of Canada;

(ii)	Flotsam’s or the Designated Representative’s engagement in conduct that constitutes wilful neglect or wilful misconduct in carrying out their duties under this Agreement, resulting, in either case, in material harm to the financial condition or reputation of the Company and its subsidiaries (considered on an aggregate basis);

(iii)	Flotsam’s or the Designated Representative’s wilful breach of Sections 9, 10 or 11 of this Agreement;

(iv)	Flotsam’s or the Designated Representative’s failure to substantially perform the services to be rendered by Flotsam hereunder after receipt of written notice from the Board and a reasonable opportunity (but in no event more than 5 days after notice was delivered) for Flotsam or its Designated Representative to cure such non-performance; or

(v)	Flotsam’s or the Designated Representative’s failure to adhere to, or take affirmative steps to carry out, any legal and proper directive of the Board, after receipt of written notice from the Board and a reasonable opportunity (but in no event more than 5 days after notice was delivered) to cure such non-adherence or failure to act.

(c)	Not for Fundamental Breach. At the option of the Company at any time for any reason other than those referred to above or for no reason at all, whereupon the Company shall become obligated to make those payments set forth in Section 7.1(c) hereof, provided that in the event that the termination of the Engagement pursuant to this Section 6.1(c) takes place within 12 months following a Change of Control (as hereinafter defined), the Engagement shall be deemed to have been terminated pursuant to section 6.1(e) and the Company shall be obligated to make those payments set forth in Section 7.1(d).

(d)	On Notice by Flotsam. At the option of Flotsam on providing to the Company with 60 days prior written notice in accordance with section 6.2.

(e)	Change of Control. At the option of Flotsam or the Company at any time within 60 days following a change of control (a “Change of Control”). Change of Control shall mean:

(i)	the acquisition directly or indirectly by any person or group of persons acting in concert, as such terms are defined in the Securities Act, British Columbia, of common shares of the Company which, when added to all other common shares of the Company at the time held directly or indirectly by such person or persons acting in concert, totals over 50% of the outstanding common shares of the Company, provided such person or group of persons did not hold over 50% of the outstanding common shares of the Company prior to such acquisition;

(ii)	the removal, by extraordinary resolution of the shareholders of the Company, of more than 50% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s board who were not nominees of the Company’s incumbent board at the time immediately preceding such election;

(iii)	completion of a business combination transaction or other reorganization involving the Company under which, following such transaction, the shareholders of the Company immediately prior to such business combination or other reorganization hold less than 50% of the total voting securities of the resulting or successor corporation following such completion; or

(iv)	a sale of all or substantially all of the Company’s assets.

6.2 Notice of Termination. Any termination of the Engagement by Flotsam or the Company (other than termination pursuant to Section 6.1(a) hereof) shall be communicated by a written notice of termination in accordance with Section 12.1 (“Notice of Termination”). If a Notice of Termination is given by the Company or Flotsam, such notice shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances that provide a basis for termination of the Engagement under the provision so indicated. For purposes of this Agreement, the “Date of Termination” shall be the date on which the Notice of Termination is delivered except that with respect to Section 6.1(a) the “Date of Termination” shall be the date of the Designated Employee’s death or permanent disability, and with respect to Section 6.1(d), the “Date of Termination” shall be the Date of Termination specified in the Notice of Termination, such date to be at least 30 days from the date of delivery of the Notice of Termination (the “Date of Termination”).

7.	PAYMENTS UPON TERMINATION OF ENGAGEMENT

7.1 Payments. In the event that the Engagement is terminated, the following payments shall become due:

(a)	If the Company terminates the Engagement for Fundamental Breach or if Flotsam voluntarily terminates the Engagement in accordance with Section 6.1(d), the Company’s obligation to compensate Flotsam shall in all respects cease as of the Date of Termination, except that the Company shall pay Flotsam the Base Fee accrued under Section 3.1 and the reimbursable expenses incurred under Section 5 of this Agreement up to such Date of Termination (the “Accrued Obligations”);

(b)	If the Engagement is terminated pursuant to Section 6.1(a), the Company’s obligation to compensate Flotsam shall in all respects cease as of the Date of Termination, except that within 30 days after the Date of Termination the Company shall pay Flotsam the Accrued Obligations; and

(c)	If the Engagement is terminated by the Company pursuant to Section 6.1(c), the Company’s obligation to compensate Flotsam shall in all respects cease, except that within 30 days after the Date of Termination the Company shall pay Flotsam a termination fee equal to 18 months of the Base Fee plus any Accrued Obligations

(d)	If the Engagement is terminated pursuant to Section 6.1(e), the Company’s obligation to compensate Flotsam shall in all respects cease, except that within 30 days after the Date of Termination the Company shall pay Flotsam (i) a termination fee equal to 24 months of the Base Fee, (ii) an amount equal to any Incentive Fee paid to Flotsam in the preceding 24 months, and (iii) any Accrued Obligations.

7.2 Release and Satisfaction. With respect to Flotsam and the Designated Representative, his respective heirs and their successors and assigns, upon payment by the Company of the amounts provided under Section 7.1 hereof, shall release, relinquish and forever discharge the Company and its subsidiaries, any director, officer, executive, shareholder or agent of the Company and its subsidiaries from any and all claims, damages, losses, costs, expenses, liabilities or obligations, whether known or unknown (other than any such claims, damages, losses, costs, expenses, liabilities or obligations, which Flotsam or the Designated Representative has incurred or suffered or may incur or suffer as a result of Flotsam’s engagement by the Company or the termination of such engagement other than as a result of the gross negligence of the Company. As a condition for making any payments provided under Section 7.1 hereof, the Company may require Flotsam and the Designated Representative to execute a release reconfirming its agreement with the provisions of this Section 7.2.

7.3 Effect on this Agreement. Any termination of the Engagement under this Agreement shall not affect the continuing operation and effect of Sections 7.2, 9, 10 and 11 hereof, which shall continue in full force and effect with respect to the Company, Flotsam and its successors and assigns. Nothing in Section 7 hereof shall be deemed to operate or shall operate as a release, settlement of discharge of any liability to the Company or others from any action or omission by Flotsam enumerated in Section 6.1(b) hereof as a possible basis for termination of Flotsam’s engagement for Fundamental Breach.

8.	RELATIONSHIP OF THE COMPANY AND FLOTSAM

8.1 The Company acknowledges that during the Period of Engagement Flotsam may engage in other business activities for gain, profit or other pecuniary advantage, including without limitation, the provision of services to other public and private companies similar or identical to those to be rendered to the Company provided that such activities do not conflict with or interfere in any way with the Engagement of Flotsam to the Company hereunder.

8.2 Flotsam will and will cause its Designated Representative to perform all services on behalf of the Company hereunder as an independent contractor, and neither the Designated Representative nor Flotsam nor any of its directors, officers, employees, agents or services will, in the performance of the services hereunder, be considered to be partners, employees or servants of the Company or, except to the extent permitted hereunder, as agents of the Company. To the extent necessary to permit Flotsam and the Designated Representative to perform the services required hereunder, the Company will provide evidence of the authority of Flotsam and its Designated Representative hereunder.

9.	ACCESS TO INFORMATION

9.1 Confidential Information. This Agreement applies to all data, records, reports, opinions, charts, samples, documents, and all other information whatsoever (the "Information"), whether in written, oral or electronic form, and whether or not noted thereon to be confidential, pertaining to the business and affairs of the Company disclosed or provided to Flotsam, its directors, officers employees or agents, or to which Flotsam, its directors, officers, employees, or agents are given access by the Company or its directors, officers, employees or agents, except that this Agreement shall not apply to, and the Information shall not include:

(a)	information which at the date hereof is disclosed in the public domain;

(b)	information which after the date hereof is published or otherwise becomes part of the public domain through no fault or action of Flotsam or any of its directors, officers, employees or agents;

(c)	information which Flotsam can prove was in its possession prior to the date hereof and was not acquired by Flotsam directly or indirectly from the Company or anyone under an obligation of confidentiality to the Company; and

(d)	information received by Flotsam without restriction as to disclosure from a third party who has the lawful right to disclose the same.

9.2 Agreement to Keep Information Confidential. Flotsam acknowledges the confidential and proprietary nature of the Information and will keep all Information in strict confidence and will not disclose or dispose of any of the Information to any third party provided that:

(a)	Information may be disclosed to those of Flotsam’s directors, officers, employees and agents who need to know the Information for the purposes of Flotsam evaluating and assessing the Information, all of whom shall be directed by Flotsam to treat the Information confidentially pursuant to this Agreement;

(b)	Flotsam may disclose the Information pursuant to the order of any government, judicial or regulatory authority after giving prior notice to the Company and marking the Information to show that it is confidential to Flotsam under the terms of this Agreement; and

(c)	any disclosure of Information may be made to which the Company gives its prior written consent.

10.	USE OF CONFIDENTIAL INFORMATION

10.1 Restricted Use of Information. Flotsam and its directors, officers, employees and agents will use the Information only for the purpose of assessing and furthering their own knowledge of the Company's business and affairs in order to provide the services under the Engagement and for no other purpose. Flotsam acknowledges that it, and its directors, officers and employees, are in a special relationship with the Company.

10.2 Information the Property of the Company. All documents, information or other material relating to the business of the Company prepared or received by Flotsam during the continuance of this Agreement shall be the property of the Company. Flotsam shall and shall cause its directors, officers, employees and agents, upon termination of this Agreement, immediately deliver up to the Company all such documents, information and materials (including but not limited to correspondence, documents, papers and other property) belonging to the Company which may be in the possession or control of Flotsam.

11.	COVENANT NOT TO COMPETE: NO SOLICITATION

11.1 Flotsam not to Compete. Flotsam acknowledges and recognizes the highly competitive nature of the Company’s business and, in consideration of the payment by the Company to Flotsam of amounts that may hereafter be paid to Flotsam pursuant to Section 7.1 hereof, Flotsam agrees that during the period beginning on the Date of Termination and ending on the first anniversary of the Date of Termination and irrespective of the circumstances under which the Engagement terminates, Flotsam will not engage, directly or indirectly, in any business conducted by the Company within 10 kilometres of the exterior boundaries of any mineral properties in which the Company has an interest or proposes to acquire an interest as of the Date of Termination. For purposes of this Agreement, the phrase “engage, directly or indirectly” shall mean engaging directly or having an interest, directly or indirectly, as owner, partner, shareholder, employee, independent contactor, capital investor, lender, renderer of consultation services or advice or otherwise (other than as the holder of less than 5% of the outstanding stock of a publicly-traded corporation), either alone or in association with others, in the operation of any aspect of any type of business or enterprise engaged in any aspect of the business conducted by the Date of Termination.;

11.2 Flotsam not to Solicit. Flotsam agrees that during the term of this Agreement and irrespective of the circumstances under which the Engagement terminates, it shall not:

(a)	directly or indirectly solicit or attempt to solicit any of the employees, agents or representatives of the Company or affiliates of the Company to leave any of such entities; or

(b)	directly or indirectly solicit or attempt to solicit any of the employees, agents or representatives of the Company or affiliates of the Company to become employees, agents or representatives of any other person or entity.

11.3 Non-Disparagement; Litigation Assistance. Flotsam and the Company agree that after the Date of Termination, neither shall make or cause to be made, directly or indirectly, any disparaging or derogatory statements about the other or any of their directors, officers, employees, shareholders or agents, including without limitation the Designated Representative. Flotsam also agrees that after the Date of Termination, it shall, at the request of the Company, render all assistance and perform all lawful acts that the Company considers necessary or advisable in connection with any litigation involving the Company or any director, officer, employee, shareholder, agent, representative, consultant, customer or vendor of the Company provided that it pay to Flotsam an amount equivalent to $1000 per day for services provided by Flotsam pursuant to this Section 11.3. In the event that the Company requests Flotsam’s assistance under this Section 11.3, the Company shall further promptly pay or reimburse it for such reasonable travel expenses as it may incur in connection with rendering assistance thereunder.

11.4 Definition of the Company. For purposes of this Section 11, the term the “Company” shall include the Company and any and all of its subsidiaries or affiliates.

11.5	Enforcement

(a)	The parties hereto agree and acknowledge that the covenants and agreements contained herein are reasonably necessary in duration and scope to protect the reasonable competitive business interests of the Company.

(b)	Flotsam agrees that the covenants and undertakings contained in Sections 9,10 and 11 of this Agreement relate to matters which are of a special, unique and extraordinary character and the Company cannot be reasonably or adequately compensated in damages in an action at law in the event Flotsam breaches any of these covenants or undertakings. Therefore, Flotsam agrees that the Company shall be entitled, as a matter of course, without the need to prove irreparable injury, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by Flotsam and such other persons as the court shall order.

(c)	Rights and remedies provided for in this Agreement are cumulative and shall be in addition to rights and remedies otherwise available to the parties under any other agreement or applicable law.

(d)	In the event that any provision of this Agreement shall to any extent be held invalid, unreasonable or unenforceable in any circumstances, the parties hereto agree that the remainder of this Agreement and the application of such provision of this Agreement to other circumstances shall be valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement, or any part thereof, is held to be unenforceable because of the scope or duration of or the area covered by such provision, the parties hereto agree that the court or arbitrator making such determination shall reduce the scope, duration and/or area of such provision (and shall substitute appropriate provisions for any such unenforceable provisions) in order to make such provision enforceable to the fullest extent permitted by law, and/or shall delete specific words and phrases, and such modified provision shall then be enforceable and shall be enforced. The parties hereto recognize that if, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants contained in this Agreement, then that unenforceable covenant contained in this Agreement shall be deemed eliminated from these provisions to the extent necessary to permit the remaining separate covenants to be enforced. In the event that any court or arbitrator determines that the time period or the area, or both, are unreasonable and that any of the covenants is to that extent unenforceable, the parties hereto agree that such covenants will remain in full force and effect, first, for the greatest time period, and second, in the greatest geographical area that would not render them unenforceable.

12.	MISCELLANEOUS

12.1 Notice. Any notice required or permitted to be given hereunder shall be given in writing and shall be deemed sufficiently given if sent by Federal Express or other similar courier service, or via facsimile transmission addressed to the addressee at her or its address last provided to the sender in writing by the addressee for purposes of receiving notice hereunder or, unless or until such address shall be so furnished, to the address indicated opposite her or its signature to this Agreement. For purposes of this Agreement, notice sent in conformity with this Section 12.1 shall be deemed to have been received on the third business day following the date on which such notices are so sent.

12.2 Modification and No Waiver of Breach. No waiver or modification of this Agreement shall be binding unless it is in writing signed by the parties hereto. No waiver by a party of a breach hereof by the other party shall be deemed to constitute a waiver of a future breach, whether of a similar or dissimilar nature, except to the extent specifically provided in any written waiver under this Section 12.2

12.3 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and all questions relating to the validity and performance hereof and remedies hereunder shall be determined in accordance with such law.

12.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

12.5 Captions. The captions used herein are for ease of reference only and shall not define or limit the provisions hereof.

12.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the matters encompassed hereby and supersedes any prior oral or written agreements.

12.7 Further Assurances. The parties shall execute all other documents and do all further things as may be necessary to carry out and give effect to the intent of this Agreement.

12.8 Severability. Should any part of this Agreement be declared or held invalid for any reason, that invalidity shall not affect the validity of the remainder which shall continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion.

12.9 Time of Essence. Time shall be of the essence of this Agreement.

12.10 Enurement. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

12.11 Assignment. The rights of the Company under this Agreement may, without the consent of Flotsam, be assigned by the Company to any person, firm, corporation, or other business entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly, acquires all or material portions of the stock, assets or any line of business of the Company.

12.12 Non-Transferability of Interest. In the absence of consent by the Company, which shall not be unreasonably withheld, none of the rights of Flotsam to receive any form of fees or compensation payable pursuant to this Agreement shall be assignable or transferable. Any attempted assignment, transfer, conveyance, or other disposition of any interest in the rights of Flotsam to receive any form of compensation to be made by the Company pursuant to this Agreement shall be void.

12.13 Jurisdiction; Venue. The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of any court sitting in the province of British Columbia over any suit, action or proceeding arising out of or relating to this Agreement. Service of any process, summons, notice or document by registered mail addressed to any party shall be effective service of process for any action, suit or proceeding brought against such party in any such court. The parties hereto, irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any suit, action or proceeding brought in any such court shall be conclusive and binding upon the parties and may be enforced in any other courts to whose jurisdiction a party is or may be subject, by suit upon such judgment.

IN WITNESS WHEREOF, this Agreement has been duly executed and is effective as of this 12th day of March, 2020.

Address for notices:

69 Yonge Street, Suite 1010	NEW FOUND GOLD CORP.
Toronto, Ontario, M5E 1K3
	By:	/s/ Collin Kettell
Attention: Board of Directors
	Name:	Collin Kettell

	Title:	Executive Chairman

3023 Beach Drive, Victoria,	FLOTSAM COVE HOLDINGS LTD.
British Columbia, V8R 6L3
	By:	/s/ Craig Roberts
Attention: Craig Roberts
	Name:	CRAIG ROBERTS

	Title:	PRESIDENT